Stolt-Nielsen S.A.                                  [LOGO OF STOLT-NIELSEN S.A.]

c/o Stolt-Nielsen Ltd.       Tel: +44 207 611 8960
Aldwych House                Fax: +44 207 611 8965
71-91 Aldwych                www.stolt-nielsen.com
London WC2B 4HN
United Kingdom


                     Stolt-Nielsen Comments on Press Reports

London, England - July 3, 2006 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock
Exchange: SNI) announced that a press report published in Norway today states that a letter of April 8, 2003 from staff of the Antitrust Division of the U.S. Department of Justice ("DOJ") suspended the amnesty accorded to our subsidiary Stolt-Nielsen Transportation Group (Ltd.) ("SNTG"). Further, the press report states that we had not disclosed the status of SNTG's amnesty at the time of our sale of treasury shares in January 2004. Both allegations are false and misleading, as documented last week to the newspaper that published the article.

The letter from the staff of the DOJ did not suspend or revoke SNTG's amnesty. Instead, it suspended SNTG's obligation to cooperate with the DOJ.

On several occasions after April 8, 2003 and prior to the January 2004 share sale, Stolt-Nielsen S.A. publicly noted that the status of the amnesty was uncertain.

As an example, the following statement made in SNSA's Annual Report on Form 20-F, filed with the S.E.C., with copies to the Oslo Bors, on June 2, 2003:

"Our ability to enforce the agreements pursuant to which SNTG has been granted conditional amnesty and immunity has not been legally established. Consequently, SNTG's immunity and amnesty depends in large part on the Department of Justice's and European Commission's satisfaction with SNTG's efforts to cooperate and otherwise satisfy the conditions of the immunity and amnesty programs. It is possible that they could determine, because of new information or for other reasons that SNTG has not fully complied with those conditions. If this were to happen, SNTG could be partly or fully removed from the immunity or amnesty programs, subject to criminal prosecution and, if SNTG were found guilty, incur significant fines and penalties."

As a result of the article Oslo Bors has instigated an investigation of Stolt-Nielsen S.A., which the Company welcomes to clarify the facts of the matter. The Company will fully cooperate with Oslo Bors in this investigation.

Contact:
Reid Gearhart
USA +1.914.788.6792
rhgnyc@optonline.net

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and Southern bluefin tuna.

Forward-Looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.